UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42027

mF International Limited

(Exact name of registrant as specified in its charter)

2308, 23/F, The Center, 99 Queen’s Road Central,

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CHANGE IN COMPANY’S CERTIFYING ACCOUNTANTS

Auditor Change from Summit Group CPAs, P.C. to Enrome LLP

On May 22, 2026, the Audit Committee of the Board of Directors (the “Audit Committee”) of mF International Limited (the “Company”) approved the dismissal of Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”) (“Summit”) as the Company’s independent registered public accounting firm, effective May 22, 2026, and the appointment of Enrome LLP (“Enrome”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025. Enrome was formally engaged on May 22, 2026.

As previously disclosed in the Company’s Form 6-K dated July 30, 2024 (the “July 2024 6-K”), Summit had been engaged by the Audit Committee on July 23, 2024 following the dismissal of Marcum Asia CPAs LLP (“MarcumAsia”), which is also within the Company’s two most recent fiscal years and subsequent interim period.

The reports of Summit on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2024 , and for the year ended December 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified.

During the fiscal year ended December 31 2024, and the subsequent period through May 22, 2026, there were (i) no disagreements (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Summit on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Summit, would have caused Summit to make reference to the subject matter of the disagreement in Summit’s reports on the consolidated financial statements of the Company and its subsidiaries for such years, and (ii) no reportable events (as that term is defined in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed on April 23, 2025.

The Company provided Summit with a copy of the disclosures it is making in this current report on Form 6-K and requested that Summit furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not Summit agrees with the above disclosures and, if not, stating the respects in which Summit does not agree. A copy of Summit’s letter to the SEC, dated May 22, 2026, is furnished herewith as Exhibit 99.1 to this current report on Form 6-K.

The July 2024 6-K attached a similar letter from MarcumAsia dated July 30, 2024 confirming that MarcumAsia agreed that during the Company’s two most recent fiscal years ending December 31, 2023 and 2022 and in the subsequent interim period through July 23, 2024, there were no disagreements with MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods; and that two most recent fiscal years ending December 31, 2023 and 2022 and in the subsequent interim period through July 23, 2024, there were no reportable events as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed on May 15, 2024.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent period through May 22, 2026, neither the Company nor anyone on its behalf consulted with Enrome regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBITS

Exhibit No.	Description
99.1	Letter from Predecessor Auditor

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

	By:	/s/ Dawei Yuan
	Name:	Dawei Yuan
	Title:	Chief Executive Officer and Executive Director

Date: May 22, 2026